SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF JANUARY 2003



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                     Form 20-F  __X__          Form 40-F ___

                (Indicate by check mark whether the registrant by
        furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes ___         No __X__

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82)


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                                                Contact:
News Release                                    Investors:  Kerry K. Calaiaro
                                                              +1 212 837-0880
                                                Email: calaiaro_ke@willis.com

                                                       Media:  Nicholas Jones
                                                           +1 44 20 7488-8190
                                                    Email: jonesnr@willis.com

                                                                   Dan Prince
                                                              +1 212 837-0806
                                                  Email: prince_da@willis.com

                                                Peter McNally for Cyberstarts
                                                              +1 404 267-5182
                                              Email: pmcnally@cyberstarts.com



                      WILLIS ACQUIRES SUNARO, STRENGTHENING
                           EMPLOYEE BENEFITS PRACTICE



NEW YORK--(BUSINESS WIRE)--Jan. 2, 2003--Willis Group Holdings (NYSE: WSH), the global insurance broker, today announces the asset acquisition of Sunaro Inc., an employee benefits technology solutions company which delivers web-based benefits communication, enrollment, and administration services. Willis' integration of Sunaro's technology solutions into all its employee benefits client offerings will be a key marketplace differentiator as more and more benefits functions continue to migrate onto the web. Terms of the transaction were not disclosed.

Over the last few years, as human resource departments have been pushed and tested to do more with less, an increasing number of benefits systems have migrated onto the Internet. Mid-sized companies have been underserved because available benefit systems are either too expensive to implement, or too complex for their needs. Sunaro has built leading edge HR/benefits software with the mid-sized company in mind, designed to be fast, inexpensive and simple to use for human resources professionals and employees.

Using Sunaro's solutions, HR and financial professionals seeking low cost, high quality web-based communication and administration tools will significantly reduce time and expenses associated with manual benefits processes. Further, the interactive sites, customized by client, provide employees valuable information through a user-friendly interface.

"Sunaro represents our serious commitment to grow our Employee Benefits Practice Group," said Joe Plumeri, Chairman and Chief Executive Officer of Willis. "This acquisition is consistent with our overall strategy of building key practice groups which we have identified as having strong growth potential. Further, it fosters the Willis model of building close client relationships."

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"Initial web-based benefits offerings were little more than electronic versions of cumbersome handbooks and a myriad of forms," said Rick Elliott Willis' Employee Benefits Practice Group Leader. "Today, Sunaro is leading the next phase of electronic, interactive employee benefits systems with platforms customized to meet mid-sized companies' particular needs." Elliott continued, "Our research indicates that employee benefits clients seek our service in three broad areas - controlling costs, reducing their workload and educating and training their employees. Bringing Sunaro's solutions to our clients strengthens our capabilities in each of these three key areas."

"This is a positive transaction for us in all respects," said Peter McNally, Sunaro's CEO and Managing Director at Cyberstarts Inc., parent company of Sunaro. "Willis is getting a great platform, and the people who built it; and our people are going to a great company in Willis. Cyberstarts will narrow its focus to payments related businesses, and build on our three remaining core businesses, all of which are now profitable and growing."

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices world-wide, Willis' global team of 13,000 Associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001, Willis returned to public ownership and is listed on the New York Stock Exchange. Additional information on Willis may be found on its web site WWW.WILLIS.COM.

Sunaro is an employee benefits solutions company headquartered in Atlanta, Georgia. Sunaro delivers a full spectrum of employee benefits solutions that include communication, enrollment, and administration. These solutions are delivered via the Internet and traditional channels such as paper and call centers.

Cyberstarts is a financial services technology holding company based in Atlanta, Georgia. Cyberstarts' holdings include FIWare, a payments management service provider, eDebt, a receivables management company, and Bridium, a claims management service provider. For more information on Cyberstarts, please go to www.cyberstarts.com.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          WILLIS GROUP HOLDINGS LIMITED

                                          By: ___/s/ Mary E. Caiazzo_________
                                                     Mary E. Caiazzo
                                                     Assistant General Counsel

Date:  JANUARY 2, 2003


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